EXHIBIT 99.1

Osisko Provides Update on CSA Stream Transaction

MONTREAL, June 06, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update regarding the CSA stream transaction.

As previously announced, the Corporation’s wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”), entered into a silver purchase agreement (the “Silver Stream”) and a backstop copper purchase agreement (the “Copper Stream” and together with the Silver Stream, the “Metals Streams”) with Metals Acquisition Corp. (“MAC”) (MTAL: NYSE) to partially fund the acquisition by MAC of the producing CSA mine in New South Wales, Australia (“CSA” or the “Mine”) from a subsidiary of Glencore plc (the “Acquisition Transaction”).

On June 5, 2023, MAC announced that it had obtained shareholder approval for the Acquisition Transaction. Closing of the Acquisition Transaction is expected on or about June 15, 2023 (the “Closing Date”).

Additionally, MAC has provided notice to OBL that it will utilize the full amount of the available deposit pursuant to the terms of the Copper Stream. As a result, OBL will make a cash payment of US$190 million to MAC on the Closing Date pursuant to the terms of the Metals Streams and associated equity subscriptions in MAC (collectively, the “Investments”). The upfront cash payment for the Investments can increase by US$15 million in the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the Closing Date. Closing of the Investments is subject to certain conditions precedent, including completion of the Acquisition Transaction. Further details on the Investments can be found in the Corporation’s press release dated December 28, 2022.

Sandeep Singh, President and Chief Executive Officer of Osisko commented: “CSA is a high-grade, long-life asset, with significant upside that can be unlocked by the MAC management team. We are pleased to see this important transaction nearing completion, and look forward to having both the silver and copper streams contribute to our near-term cash flows.”

About Metals Acquisition Corp.

MAC was formed as a blank cheque company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with a focus on the metals and mining sector. MAC is led by a highly experienced management team and board of directors with a track record of creating value for stakeholders.

For more information, please visit MAC’s corporate website at https://www.metalsacquisition.com/.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd.

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting
Vice President, Capital Markets
Tel: (514) 940-0670 #116
Email: gmoenting@osiskogr.com

Heather Taylor
Vice President, Sustainability & Communications
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that all conditions precedent will be met for MAC to complete the Acquisition Transaction and for OBL to complete the Metals Streams transactions and the subscription of equity of MAC by OBL (“Equity Subscription”), production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, that all conditions precedent to the closing the Acquisition Transaction by MAC will be met, that all conditions precedent to the closing by OBL of the Metals Streams transaction and of the Equity Subscription will be met, and, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that MAC will be successful in meeting all conditions precedent to its complete the Acquisition Transaction, that all conditions precedent to the closing of the Metals Streams transaction and of the Equity Subscription by OBL; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by MAC pertaining to its acquisition of the CSA Mine and the future operation thereof and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.